UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Adoption of Updated Corporate Governance Policies and Committee Charters

On July 24, 2025, the board of directors (the “Board”) of PS International Group Ltd. (the “Company”) held a meeting (the “Board Meeting”) following the recent reconstitution of the Board, which includes the appointment of three new independent directors, Mr. Kim Fung Keith CHING, Mr. Ho Pan Darren KWOK, and Ms. Sheung Yuk Clara CHIU, effective July 18, 2025. To reaffirm the Board’s commitment to enhancing the Company’s corporate governance framework to align with best practices, the Board Meeting approved the adoption of the following corporate governance documents, each of which became effective immediately and supersedes and replaces any prior versions thereof:

(1)	Audit Committee Charter,

(2)	Compensation Committee Charter,

(3)	Nominating and Corporate Governance Committee Charter,

(4)	Insider Trading Policy, and

(5)	Code of Business Conduct and Ethics.

A copy of each of the foregoing corporate governance documents is attached as Exhibit 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
9.1	Audit Committee Charter
9.2	Compensation Committee Charter
9.3	Nominating and Corporate Governance Committee Charter
9.4	Insider Trading Policy
9.5	Code of Business Conduct and Ethics

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: July 25, 2025

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